Exhibit (b)(3)

AMENDMENT NO. 2

TO

CREDIT AGREEMENT FOR MARGIN FINANCING

AMENDMENT NO. 2, dated as of December 31, 2014 (this “Amendment”), to the Credit Agreement for Margin Financing, dated as of August 26, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”), between WESTERN ASSET MIDDLE MARKET INCOME FUND INC. (“Client”) and PERSHING LLC (“Pershing”). Unless defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, Pershing and Client are parties to the Credit Agreement;

WHEREAS, Client has requested that Pershing amend Article III. Section 3.03 of the Credit Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

The first paragraph of Section 3.03 shall be amended and restated in its entirety to read as follows:

Modification due to Pershing Credit Event. Notwithstanding the Modification Notice Period, if (i) Pershing’s Net Capital is reduced for any reason by 25% during any three month period; (ii) the credit rating of S&P or Moody’s for The Bank of New York Mellon Corporation is downgraded two (2) levels in a thirty (30) day period; or (iii) the credit rating of S&P or Moody’s for The Bank of New York Mellon Corporation falls to or below the lowest investment grade rating of either rating agency (each, a “Pershing Credit Event”), Pershing may, in its sole discretion, (i) upon 60 calendar days’ notice, increase the interest rate charged on the outstanding loan to a rate not to exceed 30 day LIBOR plus 275 basis points and (ii) immediately upon notice, reduce the Maximum Debit under Appendix A to the greater of the average debit balance maintained by the Client with Pershing over the preceding 90 days and the debit balance on the day of such notice, plus 50% of the Maximum Debit; such adjusted amount shall not exceed the original Maximum Debit. All other terms and conditions shall remain subject to the Modification Notice Period as set for in Section 3.01.

Client hereby represents and warrants that, both before and immediately after giving effect to this Amendment, (a) each representation and warranty made in the Credit Agreement is true and correct in all material respects as of the date hereof and (b) no Default or Event of Default has occurred and is continuing.

Except as expressly amended hereby, the Credit Agreement is and shall remain in full force and effect, and no amendment in respect of any term or condition of the Credit Agreement shall be deemed to be an amendment in respect of any other term or condition contained in the Credit Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duty executed by their respective authorized officers as of the day and year first above written.

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

By:	/s/ Kenneth D. Fuller
	Name:	Kenneth D. Fuller
	Title:	President and CEO

PERSHING LLC

By:	/s/ Peter R. Murphy
	Name:	Peter R. Murphy
	Title:	Managing Director